UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                           CARRIER ACCESS CORPORATION
                                (Name of Issuer)

                         Common Stock, $.001 par value
                         (Title of Class and Securities)

                                   144460102
                                 (CUSIP Number)


                               December 31, 1998
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |X|  Rule 13d-1(b)

         |_|  Rule 13d-1(c)

         |_|  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G



CUSIP No. 144460102                                         Page 2 of 7 Pages

-------------------- --------------------------------------------------------


   1         NAMES OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              Needham Emerging Growth Partners, L.P.
              13-3683490

   2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                                     (a)  |_|
                                     (b)  |_|

   3         SEC USE ONLY

   4         CITIZENSHIP OR PLACE OF ORGANIZATION

             New York

NUMBER OF            5          SOLE VOTING POWER
  SHARES                        607,615

BENEFICIALLY         6          SHARED VOTING POWER
OWNED BY                        660,063
  EACH
REPORTING            7          SOLE DISPOSITIVE POWER
 PERSON                         607,615
  WITH:
                     8          SHARED DISPOSITIVE POWER
                                660,063

   9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,267,678           (Includes  292,930  shares  held  by  Needham
                                   Capital Partners, L.P. and 367,133 shares held by Needham Capital SBIC, L.P.)

   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                  |_|

   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                5.37%

   12      TYPE OF REPORTING PERSON*

                    BD

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G



CUSIP No. 144460102                                         Page 3 of 7 Pages

--------------------- --------------------------------------------------------


   1         NAMES OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Needham Capital Partners, L.P.
              13-3750545

   2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                                               (a)  |_|
                                               (b)  |_|

   3         SEC USE ONLY

   4         CITIZENSHIP OR PLACE OF ORGANIZATION

             New York

NUMBER OF         5          SOLE VOTING POWER
  SHARES                     292,930

BENEFICIALLY      6          SHARED VOTING POWER
 OWNED BY                    974,748
   EACH
REPORTING         7          SOLE DISPOSITIVE POWER
 PERSON                      292,930
  WITH:
                  8          SHARED DISPOSITIVE POWER
                             974,748

   9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,267,678           (Includes  607,615  shares  held  by  Needham
                                   Emerging Growth Partners, L.P. and 367,133 shares held by Needham Capital SBIC, L.P.)

   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                   |_|

   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                  5.37%

   12      TYPE OF REPORTING PERSON*

                  BD

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G



CUSIP No. 144460102                                         Page 4 of 7 Pages

--------------------- --------------------------------------------------------


   1         NAMES OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Needham Capital SBIC, L.P.
              13-3772547

   2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                                       (a)  |_|
                                       (b)  |_|

   3         SEC USE ONLY

   4         CITIZENSHIP OR PLACE OF ORGANIZATION

             New York

NUMBER OF        5          SOLE VOTING POWER
 SHARES                     367,133

BENEFICIALLY     6          SHARED VOTING POWER
 OWNED BY                   900,545
   EACH
REPORTING        7          SOLE DISPOSITIVE POWER
 PERSON                     367,133
  WITH:
                 8          SHARED DISPOSITIVE POWER
                            900,545

   9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,267,678           (Includes  607,615  shares  held  by  Needham
                                   Emerging Growth Partners, L.P. and 292,930 shares held by Needham Capital Partners, L.P.)


   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                   |_|

   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                5.37%

   12     TYPE OF REPORTING PERSON*
                BD

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).      Name of Issuer:

                Carrier Access Corporation

Item 1(b).      Address of Issuer's Principal Executive Offices:

                5395 Pearl Parkway
                Boulder, CO 80301


Item 2(a).      Name of Person Filing:

                See Item 1 of the cover pages attached hereto

Item 2(b).      Address of Principal Business Office, or if None, Residence:

                445 Park Avenue
                New York, New York  10022

               (This is the address for all parties listed in Item 1 of the cover pages attached hereto)

Item 2(c).      Citizenship:

                See Item 4 of the cover pages attached hereto

Item 2(d).      Title of Class of Securities:

                Common Stock, par value $.001

Item 2(e).      Cusip Number:

                144460102

Item 3.

                Not Applicable

Item 4.         Ownership:

               (a)  Amount beneficially owned:

               See Item 9 of the cover page attached hereto

               (b) Percent of Class:

               See Item 11 of the cover page attached hereto

         (c) See Items 5 through 8 of the cover pages attached hereto.

         Needham Emerging Growth Partners, L.P., Needham Capital Partners, L.P. and Needham Capital SBIC, L.P. (Each a "Limited Partnership" and collectively, the "Limited Partnerships") share the same General Partners who have absolute investment and voting authority over the shares held by the Limited Partnerships. Each Limited Partnership may also be deemed an affiliate of Needham & Company, Inc., a registered broker-dealer. The aggregate shares reported by Needham Emerging Growth Partners, L.P. includes 367,133 shares held by Needham Capital SBIC, L.P. and 292,930 shares held by Needham Capital Partners, L.P. The aggregate shares reported by Needham Capital SBIC, L.P. includes 607,615 shares held by Needham Emerging Growth Partners, L.P. and 292,930 shares held by Needham Capital Partners, L.P. The aggregate shares reported by Needham Capital Partners, L.P. includes 367,133 shares held by Needham Capital SBIC, L.P. and 607,615 shares held by Needham Emerging Growth Partners, L.P. Each Limited Partnership expressly disclaims ownership of securities held by any other Limited Partnership.

Item 5.         Ownership of Five Percent or Less of a Class:

                Not Applicable

Item 6.         Ownership of More than Five Percent on Behalf of Another Person:

                Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security being Reported on by the Parent Holding
                Company:

                Not Applicable

Item 8.         Identification and Classification of Members of the Group:

                Not Applicable

Item 9.         Notice of Dissolution of Group:

                Not Applicable

Item 10.        Certification:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 1999

                                   NEEDHAM EMERGING GROWTH PARTNERS, L.P.


                                                    /s/   Glen Albanese
                                                          (Signature)

                                         Glen Albanese, Chief Financial Officer
                                                          (Name/Title)


                                                NEEDHAM CAPITAL PARTNERS, L.P.


                                                    /s/   Glen Albanese
                                                          (Signature)


                                         Glen Albanese, Chief Financial Officer
                                                          (Name/Title)


                                                NEEDHAM CAPITAL SBIC, L.P.


                                                   /s/    Glen Albanese
                                                          (Signature)


                                         Glen Albanese, Chief Financial Officer
                                                          (Name/Title)

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